North America Structured Investments

J.P.Morgan

7yr SPX/RTY Step-Up Autocallable Buffered Equity Note

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC.
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	S&P 500 Index and Russell 2000 Index
Upside Leverage Factor:	1.00
Buffer Amount:	20.00%
Pricing Date:	October 26, 2017
Final Review Date:	October 28, 2024
Maturity Date:	October 31, 2024
Review Dates:	Annually
CUSIP:	46647MNS8
Preliminary Term Sheet:	http://sp.jpmorgan.com/document/cusip/46647MNS8/doctype/Product_Termsheet/document.pdf For more information about the estimated value of the notes, which will likely be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If the closing level of each Index on any Review Date (other than the final Review Date) is greater than or equal to its Call Value for that Review Date, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Review Date	Call Value	Call Premium*
First	102.50%	At least 7.00%
Second	105.00%	At least 14.00%
Third	107.50%	At least 21.00%
Fourth	110.00%	At least 28.00%
Fifth	112.50%	At least 35.00%
Sixth (Final)	115.00%	At least 42.00%

Payment At Maturity

If the notes have not been automatically called and the Final Value of each Index is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Index Return × Upside Leverage Factor)

If the notes have not been automatically called and (i) the Final Value of one Index is greater than its Initial Value and the Final Value of the other Index is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount or (ii) the Final Value of each Index is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity. If the notes have not been automatically called and the Final Value of either Index is less than its Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Lesser Performing Index Return + Buffer Amount)]

If the Final Value of either Index is less than its Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Hypothetical Examples of Amounts Upon Automatic Call or at Maturity**

Lesser Performing Index Return at Review Date	Total Return if Called at First Review Date*	Total Return at Third Review Date*	Total Return at Final Review Date*	Total Return at Maturity if not Automatically Called
40.00%	7.00%	21.00%	42.00%	40.00%
15.00%	7.00%	21.00%	42.00%	15.00%
7.50%	7.00%	21.00%	N/A	7.50%
2.50%	7.00%	N/A	N/A	2.50%
0.00%	N/A	N/A	N/A	0.00%
-5.00%	N/A	N/A	N/A	0.00%
-20.00%	N/A	N/A	N/A	0.00%
-20.01%	N/A	N/A	N/A	-0.01%
-40.00%	N/A	N/A	N/A	-20.00%
-60.00%	N/A	N/A	N/A	-40.00%
-80.00%	N/A	N/A	N/A	-60.00%
-100.00%	N/A	N/A	N/A	-80.00%

N/A – indicates that the notes would not be called on the applicable Review Date and no payment would be made for that date

* Reflects a call premium of 7.00%. The call premium will be determined on the Pricing Date and will not be less than 7.00% per annum, annualized.

** The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

J.P.Morgan

7yr SPX/RTY Step-Up Autocallable Buffered Equity Note

Selected Risks

- Your investment in the notes may result in a loss of up to 80% of your principal at maturity.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- The benefit provided by the Contingent Buffer Amount may terminate on the Observation Date and, therefore, expose you to any depreciation of either of the Index.
- No interest payments, dividend payments or voting rights.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.
- You are exposed to the risk of decline in the level of each Index.
- The Call Value with respect to each Index for each Review Date is greater than its Initial Value and increases progressively over the term of the notes.
- The automatic call may force a potential early exit.
- If the notes are automatically called, the appreciation potential of the notes is limited to any Call Premium paid on the notes.
- J.P. Morgan is currently one of the companies that makes up the S&P 500 Index.
- You are exposed to the risks associated with small capitalization companies.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- You are exposed to the risks associated with small capitalization companies.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Free writing Prospectus filed Pursuant to Rule 433; Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com